Post-Effective Amendment No. 10 to Form S-11
Exhibit 4.3
BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
Share Redemption Program
Effective as of September 1, 2017

Definitions

Advisor – Shall mean Black Creek Diversified Property Advisors LLC.

Advisory Agreement – The advisory agreement between the Advisor and the Company.

Class D shares – Shall mean the shares of the Company’s common stock classified as Class D.

Class E shares – Shall mean the shares of the Company’s common stock classified as Class E.

Class I shares– Shall mean the shares of the Company’s common stock classified as Class I.

Class S shares – Shall mean the shares of the Company’s common stock classified as Class S.

Class T shares – Shall mean the shares of the Company’s common stock classified as Class T.

Company – Shall mean Black Creek Diversified Property Fund Inc., a Maryland corporation. The Company may be referred to as “we” or “our” within the context of this document.

Code – Shall mean the Internal Revenue Code of 1986, as amended.

Early Redemption Deduction – Shall mean have the meaning set forth below.

NAV – Shall mean the net asset value of the Company or a class of its shares, as the context requires, determined in accordance with the Company’s valuation policies and procedures.

Operating Partnership – Shall mean Black Creek Diversified Property Operating Partnership LP.

Operating Partnership Agreement – Shall mean the Sixth Amended and Restated Limited Partnership Agreement of the Operating Partnership, as amended from time to time.

OP Units – Shall mean limited partnership interests in the Operating Partnership.

Offering – Shall mean any ongoing public offering of Class T, Class S, Class D or Class I shares, whether in a primary offering or pursuant to the Company’s distribution reinvestment plan.

Redemption Date – Shall mean have the meaning set forth below.

Stockholders or stockholders – Shall mean the holders of Class E, Class T, Class S, Class D or Class I shares. Stockholders may be referred to as “you” or “your” within the context of this document.

Transaction Price – Shall mean the price at which a share will be redeemed, which will generally be equal to the most recently disclosed monthly NAV per share for the applicable class of shares. The Company may use a Transaction Price other than the most recently disclosed monthly NAV in cases where the Company believes there has been a material change (positive or negative) to the Company’s NAV per share relative to the most recently disclosed monthly NAV per share.

Share Redemption Program
We expect that there will be no regular secondary trading market for shares of our common stock. While you should view your investment as long term with limited liquidity, we have adopted this share redemption program, whereby stockholders may request that we redeem all or any portion of their shares in accordance with the procedures and subject to certain conditions and limitations described below. All references herein to the classes of our shares mean our Class E, Class T, Class S, Class D, and Class I shares, and not the OP Units issued by our Operating Partnership, unless the context otherwise requires.
Due to the illiquid nature of investments in real property, we may not have sufficient liquid resources to fund redemption requests. In addition, we have established limitations on the amount of funds we may use for redemptions during any calendar month and quarter. See “Redemption Limitations” below. Further, our board of directors has the right to modify, suspend or terminate this share redemption program if it deems such action to be in the best interest of our stockholders.
A stockholder’s request for redemption in accordance with any of the special treatment described below in the event of the death or qualifying disability of a stockholder must be submitted within 18 months of the death of the stockholder or the initial determination of the stockholder’s disability (which we define as such term is defined in Section 72(m)(7) of the Code), as further described below.
You may request that we redeem shares of our common stock through your financial advisor or directly with our transfer agent. We will generally adhere to the following procedures relating to the redemption of shares of our common stock:

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Under this share redemption program, to the extent we choose to redeem shares in any particular month we will only redeem shares as of the last calendar day of that month (a “Redemption Date”). To have your shares redeemed, your redemption request and required documentation must be received in good order by 4:00 p.m. (Eastern time) on the second to last business day of the applicable month. Settlements of share redemptions will be made within three business days of the Redemption Date. Redemption requests received and processed by our transfer agent will be effected at a redemption price equal to the Transaction Price on the applicable Redemption Date, subject to any Early Redemption Deduction. Although the Transaction Price for shares of our common stock will generally be based on the most recently disclosed monthly NAV per share, the NAV per share of such stock as of the Redemption Date may be significantly different.

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A stockholder may withdraw his or her redemption request by notifying the transfer agent, directly or through the stockholder’s financial intermediary, on our toll-free, automated telephone line, (888) 310-9352. The line is open on each business day between the hours of 9:00 a.m. and 6:00 p.m. (Eastern time). Redemption requests must be cancelled before 4:00 p.m. (Eastern time) on the last business day of the applicable month.

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If a redemption request is received after 4:00 p.m. (Eastern time) on the second to last business day of the applicable month, the redemption request will be executed, if at all, on the next month’s Redemption Date at the Transaction Price applicable to that month (subject to any Early Redemption Deduction), unless such request is withdrawn prior to the redemption. Redemption requests received and processed by our transfer agent on a business day, but after the close of business on that day or on a day that is not a business day, will be deemed received on the next business day.

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Redemption requests may be made by mail or by contacting your financial intermediary, both subject to certain conditions set forth herein. If making a redemption request by contacting your financial intermediary, your financial intermediary may require you to provide certain documentation or information. If making a redemption request by mail to the transfer agent, you must complete and sign a redemption authorization form which will be available on our website. Written requests should be sent to the transfer agent at the following address:

For regular mail:	For overnight deliveries:
DST Systems, Inc.	DST Systems, Inc.
PO Box 219079	430 West 7th Street, Suite 219079
Kansas City, Missouri 64121-9079	Kansas City, Missouri 64105
Toll Free Number: (888) 310-9352
Corporate investors and other non-individual entities must have an appropriate certification on file authorizing redemptions. A signature guarantee may be required.

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For processed redemptions, stockholders may request that redemption proceeds are to be paid by mailed check provided that the amount is less than $100,000 and the check is mailed to an address on file with the transfer agent for at least 30 days.

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Processed redemptions of more than $100,000 will be paid only via ACH or wire transfer. For this reason, stockholders who own more than $100,000 of our common stock must provide bank instructions for their brokerage account or designated U.S. bank account. Stockholders who own less than $100,000 of our common stock may also receive redemption proceeds via ACH or wire transfer, provided the payment amount is at least $2,500. For all redemptions paid via wire transfer, the funds will be wired to the account on file with the transfer agent or, upon instruction, to another financial institution provided that the stockholder has made the necessary funds transfer arrangements. The customer service representative can provide detailed instructions on establishing funding arrangements and designating your bank or brokerage account on file. Funds will be sent only to U.S. financial institutions (ACH network members).

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A medallion signature guarantee will be required in certain circumstances. The medallion signature process protects stockholders by verifying the authenticity of a signature and limiting unauthorized fraudulent transactions. A medallion signature guarantee may be obtained from a domestic bank or trust company, broker-dealer, clearing agency, savings association or other financial institution which participates in a medallion program recognized by the Securities Transfer Association. The three recognized medallion programs are the Securities Transfer Agents Medallion Program, the Stock Exchanges Medallion Program and the New York Stock Exchange, Inc. Medallion Signature Program. Signature guarantees from financial institutions which are not participating in any of these medallion programs will not be accepted. A notary public cannot provide signature guarantees. We reserve the right to amend, waive or discontinue this policy at any time and establish other criteria for verifying the authenticity of any redemption or transaction request. We may require a medallion signature guarantee if, among other reasons: (1) the amount of the redemption request is over $500,000; (2) you wish to have redemption proceeds transferred by wire to an account other than the designated bank or brokerage account on file for at least 30 days or sent to an address other than your address of record for the past 30 days; or (3) our transfer agent cannot confirm your identity or suspects fraudulent activity.

•	If a stockholder has made multiple purchases of shares of our common stock, any redemption request will be processed on a first in/first out basis unless otherwise requested in the redemption request.
Minimum Account Redemptions
In the event that any stockholder fails to maintain the minimum balance of $2,000 of shares of our common stock, we may redeem all of the shares held by that stockholder at the redemption price in effect on the date we determine that the stockholder has failed to meet the minimum balance, less any Early Redemption Deduction. Minimum account redemptions will apply even in the event that the failure to meet the minimum balance is caused solely by a decline in our NAV. Minimum account redemptions are subject to Early Redemption Deduction.
Sources of Funds for Redemptions
We may, in the Advisor’s discretion, after taking the interests of our company as a whole and the interests of our remaining stockholders into consideration, use proceeds from any available sources at our disposal to satisfy redemption requests, subject to the limitation on the amount of funds we may use described below under “Redemption Limitations.” Potential sources of funding redemptions include, but are not limited to, cash on hand, cash available from borrowings, cash from the sale of shares of our common stock and cash from liquidations of investments, to the extent that such funds are not otherwise dedicated to a particular use, such as working capital, cash distributions to stockholders, purchases of real property, debt-related or other investments or redemption of OP Units.
Although the vast majority of our assets consist of properties that cannot generally be readily liquidated on short notice without impacting our ability to realize full value upon their disposition, we intend to maintain a number of sources of liquidity including (i) cash equivalents (e.g. money market funds), other short-term investments, U.S. government securities, agency securities and liquid real estate-related securities and (ii) one or more borrowing facilities. We may fund redemptions from any available source of funds, including operating cash flows, borrowings, proceeds from the Offering and/or sales of our assets.
Redemption Limitations
We may redeem fewer shares than have been requested in any particular month to be redeemed under this share redemption program, or none at all, in our discretion at any time. During each calendar quarter, the total amount of aggregate redemptions of Class E, Class T, Class S, Class D, and Class I shares (based on the price at which the shares are redeemed) will be limited to 2% of the aggregate NAV of all classes as of the last calendar day of the previous quarter and 5% of the aggregate NAV of all classes of shares as of the last calendar day of the previous calendar quarter; provided, however, that every month and quarter each class of our common stock will be allocated capacity within such aggregate limit to allow stockholders in such class to either (a) redeem shares (based on the price at which the shares are redeemed) equal to at least 2% of the aggregate NAV of such share class as of the last calendar day of the previous quarter, or, if more limiting, (b) redeem shares (based on the price at which the shares are redeemed) over the course of a given quarter equal to at least 5% of the aggregate NAV of such share class as of the last calendar day of the previous quarter, which in the second and third months of a quarter could be less than 2% of the NAV of such share class.  In the event that we determine to redeem some but not all of the shares submitted for redemption during any month, shares redeemed at the end of the month will be redeemed on a pro rata basis. Even if the class-specific allocations are exceeded for a class, the program may offer such class additional capacity under the aggregate program limits. Redemptions and pro rata treatment, if necessary, will first be applied within the class-specific limits and then applied on an aggregate basis in a second step.  All unsatisfied redemption requests must be resubmitted after the start of the next month or quarter, or upon the recommencement of this share redemption program, as applicable.
For both the aggregate and class-specific allocations described above, (i) provided that, commencing with the fourth quarter of 2017, this share redemption program has been operating and not suspended for the first month of a given quarter and that all properly submitted redemption requests were satisfied, any unused capacity for that month will carry over to the second month and (ii) provided that, commencing with the fourth quarter of 2017, this share redemption program has been operating and not suspended for the first two months of a given quarter and that all properly submitted redemption requests were satisfied, any unused capacity for those two months will carry over to the third month. In no event will such carry-over capacity permit the redemption of shares with aggregate value (based on the redemption price per share for the month the redemption is effected) in excess of 5% of the combined NAV of all classes of shares as of the last calendar day of the previous calendar quarter (provided that for these purposes redemptions may be measured on a net basis as described in the paragraph below). In the transitional third quarter of 2017, we will allow redemptions in September up to the maximum permitted with carry-over capacity as if this share redemption program had been effective and open the entire quarter (taking into consideration redemptions under prior share redemption programs in the quarter).
We currently measure the foregoing redemption allocations and limitations based on net redemptions during a month or quarter, as applicable. The term “net redemptions” means, during the applicable period, the excess of our share redemptions (capital outflows) over the proceeds from the sale of our shares (capital inflows). Net redemptions for the class-specific allocations will be based only on the capital inflows and outflows of that class, while net redemptions for the overall program limits would be based on capital inflows and outflows of all classes. Thus, for any given calendar quarter, the maximum amount of redemptions during that quarter will be equal to (1) 5% of the combined NAV of all classes of shares as of the last calendar day of the previous calendar quarter, plus (2) proceeds from sales of new shares in the Offering (including purchases pursuant to our distribution reinvestment plan) and the Class E distribution reinvestment plan offering since the beginning of the current calendar quarter. The same would apply for a given month, except that redemptions in a month would be subject to the 2% limit described above (subject to potential carry-over capacity), and netting would be measured on a monthly basis. With respect to future periods, our board of directors may choose whether the allocations and limitations will be applied to “gross redemptions,” i.e., without netting against capital inflows, rather than to net redemptions. If redemptions for a given month or quarter are measured on a gross basis rather than on a net basis, the redemption limitations could limit the amount of shares redeemed in a given month or quarter despite our receiving a net capital inflow for that month or quarter. In order for our board of directors to change the application of the allocations and limitations from net redemptions to gross redemptions or vice versa, we will provide notice to stockholders in a prospectus supplement or special or periodic report filed by us, as well as in a press release or on our website, at least 10 days before the first business day of the quarter for which the new test will apply. The determination to measure redemptions on a gross basis, or vice versa, will only be made for an entire quarter, and not particular months within a quarter.
If the Transaction Price for the applicable month is not made available by the tenth business day prior to the last business day of the month (or is changed after such date), then no redemption requests will be accepted for such month and stockholders who wish to have their shares redeemed the following month must resubmit their redemption requests.
Should redemption requests, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the company as a whole, or should we otherwise determine that investing our liquid assets in real properties or other illiquid investments rather than repurchasing our shares is in the best interests of the company as a whole, we may choose to redeem fewer shares in any particular month than have been requested to be redeemed, or none at all. Further, our board of directors may modify, suspend or terminate our share redemption program if it deems such action to be in our best interest and the best interest of our stockholders. Material modifications, including any amendment to the 2% monthly or 5% quarterly limitations on redemptions, to and suspensions of this share redemption program will be promptly disclosed to stockholders in a prospectus supplement (or post-effective amendment if required by the Securities Act of 1933, as amended) or special or periodic report filed by us. Material modifications will also be disclosed on our website. In addition, we may determine to suspend this share redemption program due to regulatory changes, changes in law or if we become aware of undisclosed material information that we believe should be publicly disclosed before shares are redeemed. Once this share redemption program is suspended, our board of directors must affirmatively authorize the recommencement of the plan before stockholder requests will be considered again.
Early Redemption Deduction
There is no minimum holding period for shares of our common stock and stockholders can request that we redeem their shares at any time. However, subject to limited exceptions, shares that have not been outstanding for at least one year will be redeemed at 95% of the Transaction Price (the “Early Redemption Deduction”).
The Early Redemption Deduction will inure indirectly to the benefit of our remaining stockholders and is intended to offset the trading costs, market impact and other costs associated with short-term trading in our common stock. We may, from time to time, waive the Early Redemption Deduction in the following circumstances:

•	redemptions resulting from death or qualifying disability;

•	in the event that a stockholder’s shares are redeemed because the stockholder has failed to maintain the $2,000 minimum account balance; or

•	with respect to shares purchased through our distribution reinvestment plan.
In addition, the short-term trading discount may not apply to transactions initiated by the trustee or adviser to a donor-advised charitable gift fund, collective trust fund, common trust fund, fund of fund(s) or other institutional accounts, strategy funds or programs if we determine, in our sole discretion, such account, fund or program has an investment strategy or policy that is reasonably likely to control short-term trading. Further, shares of our common stock may be sold to certain employer sponsored plans, bank or trust company accounts and accounts of certain financial institutions or intermediaries for which we may not apply the redemption discount to underlying stockholders, often because of administrative or systems limitations. The Early Redemption Deduction shall also not apply to shares taken by our Advisor in lieu of fees or expense reimbursements under the Advisory Agreement.
As set forth above, we may waive the Early Redemption Deduction in respect of redemption of shares resulting from the death of a stockholder who is a natural person, subject to the conditions and limitations described above, including shares held by such stockholder through a revocable grantor trust or an IRA or other retirement or profit-sharing plan, after receiving written notice from the estate of the stockholder, the recipient of the shares through bequest or inheritance, or, in the case of a revocable grantor trust, the trustee of such trust, who shall have the sole ability to request redemption on behalf of the trust. We must receive the written redemption request within 18 months after the death of the stockholder in order for the requesting party to rely on any of the special treatment described above that may be afforded in the event of the death of a stockholder. Such a written request must be accompanied by a certified copy of the official death certificate of the stockholder. If spouses are joint registered holders of shares, the request to have the shares redeemed may be made if either of the registered holders dies. If the stockholder is not a natural person, such as certain trusts or a partnership, corporation or other similar entity, the right of redemption upon death does not apply.
Furthermore, as set forth above, we may waive the Early Redemption Deduction in respect of redemption of shares held by a stockholder who is a natural person who is deemed to have a qualifying disability (as such term is defined in Section 72(m)(7) of the Code), subject to the conditions and limitations described above, including shares held by such stockholder through a revocable grantor trust, or an IRA or other retirement or profit-sharing plan, after receiving written notice from such stockholder, provided that the condition causing the qualifying disability was not pre-existing on the date that the stockholder became a stockholder. We must receive the written redemption request within 18 months of the initial determination of the stockholder’s disability in order for the stockholder to rely on any of the waivers described above that may be granted in the event of the disability of a stockholder. If spouses are joint registered holders of shares, the request to have the shares redeemed may be made if either of the registered holders acquires a qualifying disability. If the stockholder is not a natural person, such as certain trusts or a partnership, corporation or other similar entity, the right of redemption upon disability does not apply.
Items of Note
When you make a request to have shares redeemed, you should note the following:

•	if you are requesting that some but not all of your shares be redeemed, keep your balance above $2,000 to avoid minimum account redemption, if applicable;

•	you will not receive interest on amounts represented by uncashed redemption checks;

•	under applicable anti-money laundering regulations and other federal regulations, redemption requests may be suspended, restricted or canceled and the proceeds may be withheld; and

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all shares of our common stock requested to be redeemed must be beneficially owned by the stockholder of record making the request or his or her estate, heir or beneficiary, or the party requesting the redemption must be authorized to do so by the stockholder of record of the shares or his or her estate, heir or beneficiary, and such shares of common stock must be fully transferable and not subject to any liens or encumbrances. In certain cases, we may ask the requesting party to provide evidence satisfactory to us that the shares requested for redemption are not subject to any liens or encumbrances. If we determine that a lien exists against the shares, we will not be obligated to redeem any shares subject to the lien.

IRS regulations require us to determine and disclose on Form 1099-B the adjusted cost basis for shares of our stock sold or redeemed. Although there are several available methods for determining the adjusted cost basis, unless you elect otherwise, which you may do by checking the appropriate box on the redemption form or calling our customer service number at (888) 310-9352, we will utilize the first-in-first-out method.
Mail and Telephone Instructions
We and our transfer agent will not be responsible for the authenticity of mail or phone instructions or losses, if any, resulting from unauthorized stockholder transactions if they reasonably believe that such instructions were genuine. We and our transfer agent have established reasonable procedures to confirm that instructions are genuine including requiring the stockholder to provide certain specific identifying information on file and sending written confirmation to stockholders of record no later than five days following execution of the instruction. Stockholders, or their designated custodian or fiduciary, should carefully review such correspondence to ensure that the instructions were properly acted upon. If any discrepancies are noted, the stockholder, or its agent, should contact his, her or its financial advisor as well as our transfer agent in a timely manner, but in no event more than 60 days from receipt of such correspondence. Failure to notify such entities in a timely manner will relieve us, our transfer agent and the financial advisor of any liability with respect to the discrepancy.